August 22 2011

By Fax and Edgar
Russell Mancuso
Branch Chief - Legal
Securities and Exchange Commission
Fax: 202-772-9349

Re: Crown Dynamics Corp.
Amendment No. 6 to Registration Statement on Form S-1
Filed August 3 , 2011
File No. 333-169501

Dear Mr. Mancuso:
Crown Dynamics Corp. (“CDC”) acknowledges receipt of the letter dated August 16  2011 (the "Staff Letter") from the staff (the "Staff") of the Division of  Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Seventh Amended Draft") and have tracked all changes in the edgarized document for ease of review. The following is an item-by item response to the Staff’s comments. We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient. We acknowledge that CDC is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Prospectus Cover
1.
Refer to your revisions in response to prior comment 1. Please reconcile the conflicting statements on your prospectus cover regarding funds necessary to avoid filing for protection under bankruptcy laws. In the first paragraph you suggest that you can avoid filing for protection under bankruptcy laws if you raise $53,500. In the second paragraph, you say that you need an additional $15,000.

Response

This was in error a duplicate sentence. It has been deleted and  revised accordingly to clarify the amount needed to alleviate Bankruptcy Procedures .

We cannot guarantee that the business plan and the plan of operation, page 15
2.We note your response to prior comment 3. Please reconcile the disclosure in the penultimate paragraph on page 5 that Ms. Appelfeld is the seller with the disclosure in the third paragraph of this risk factor that Ms. Appelfeld: (1) assisted you in finding the seller, and (2) acquired the patent from the seller and sold that patent to you at a small mark-up.

Response

Ilanit Appelfeld was the final legal owner of the patent and the legal  Seller to Crown Dynamics . The paragraph in the risk factor has been revised accordingly

If we do not file a Form 8-A you may have limited access to information, page 16
3. Please disclose the extent to which other companies that purchased technology from Ms.Appelfeld or her law firm and disclosed that they were raising money from the public offering of securities to develop the technology have since filed a Form 15 to notify the public of the suspension of their public reporting.

Response

An additional paragraph ( See below ) has been added to reflect the above in risk factor # 24 . We have also referred to risk factor # 24 from risk factor # 26

Of the Companies that have also acquired patents from Ilanit Appelfeld and / or from her law firm which  having disclosed that they were raising money from the public offering of securities to develop the technology acquired, Dynamic Applications Corp has filed recently filed a form 15 to notify the public of the suspension of their public reporting .

Existing or probable government regulations, page 22
4. Your response to prior comment 4 about your belief that you do not have a “direct impact” on the regulations does not clarify why you believe that your disclosure satisfies your obligations per Regulation S-K Item 101(h)(4)(viii) and (ix). Given your disclosure on page 20 about royalty payments based on sales that you plan to receive from third-party manufacturers, expand your response to tell us why you believe that your disclosure describes, to the extent material to an understanding of your business, any needed governmental approvals and the effect of existing or probable government regulations on your business.

Response

The following are the required disclosures in regards to Governmental Regulations viii. Need for any government approval of principal products or services. If government approval is necessary and the smaller reporting company has not yet received that approval, discuss the status of the approval within the government approval process; ix.Effect of existing or probable governmental regulations on the business; We have written priorly to the staff that the above assertions relate to the actual product or service and / or business  however as CROWN DYANMICS corp will not be engaged in the business of  manufacturing and / or marketing  the related product there is no required disclosure in such regards.

We have further explained that third party manufacturers and / or marekting entities  ( NOT CROWN DYNAMICS ) of the patented product being licensed  will need to adhere to these assertions . We have disclosed this in our prospectus.

As Crown Dynamics revnue may be affected by the possibility of the impact of the Government regulations on the manufacturing and or to the third parties licensing the patented technology , it is as such being disclosed in the prospectus .

The below paragraph has been added accordingly in the related section on Existing or Probable Government Regulations

As the third parties licensing and / or manufacturing the patented technology will bear the responsibility of adhering to the related Governmental and/or local regulations ,  the Company believes that the possible related local and / or related Governmental Regulations does not have a direct impact on our Company, but may explicitly have an impact on any of the Companies that may license and / or manufacture the patented technology and these licensees and / or manufacturers  will have to bear and adhere to these regulations if and when applicable.  Therefore, since any third-party licensee for our technology may have the responsibility to comply with Governmental Regulations and Environmental laws (from federal, state or local entities), any royalty fees from any such licensees due to our Company  may be delayed or affected by such regulations.  These delays could have an impact on our revenues and could be substantial in duration and ultimately cause the third party licensee to not be able to pay any royalties whatsoever.

Financial Statements
5. Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Response

The Financial Statements are as of June 3 2011 which is the most recent quarterly accounting period.

Signatures
6. Please include current dates on the Signatures page of your next amendment. We note that you included a date of August 3, 2011 immediately after the first sentence on the Signatures page; however, you included the date of July 21, 2011 in the first sentence of the Signatures page

Response

The above was an oversight and error and has been corrected

Exhibit 23.1 Consent of Weinberg and Baer, LLC
7. To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment

Response

A currently dated consent is attached .

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact us at Tel: +972-506503520
Sincerely,
Amir Rehavi, President and Director
Crown Dynamics Corp.

VIA EDGAR
cc: Tom Jones, Securities and Exchange Commission, Division of Corporation Finance - Edgar